**WORKERS4WORKERS**

**Pitch Video Script, v2**

The U.S. construction market has a BIG problem: a labor shortage.

72% of general contractors say the labor shortage is their most pressing problem. (On screen but no VO: Source: The Construction Association, 2020 National Survey)

This ISN'T new. In fact in 2018, six out of ten homebuilders already had trouble finding the right workers. (On screen: Source: U.S. National Association of Home Builders)

Now, with our economy growing and Congress looking at HUGE investments in infrastructure, the problem will only get worse.

Without enough skilled workers, general contractors miss deadlines and lose money.

Meanwhile, skilled laborers lack an efficient way to learn about openings and apply for them. In fact, many rely on word of mouth and are limited by their own personal networks. A day without work is a day without pay.

Work4Workers is here to solve this problem by **modernizing the labor market.** (39:18)

Our team consists of experienced entrepreneurs with successful exits AND executive experience in public corporations. We bring deep experience from the construction, technology and recruiting industries and are leaders in the Hispanic and Latino communities. We know the market needs, and understand how we can use technology to solve this growing problem, in a way that will work for today's laborers *and* contractors.

Our talented team is creating an open marketplace called Work4Workers that finally provides a cost-effective, efficient method to connect the 680,000 contractors in the United States with the 4.6 million temporary, skilled laborers who need to find reliable work daily. This is a one billion dollar market opportunity, with a solution that's backed by extensive user research, including that conducted at the Stanford Latino Entrepreneurship Initiative.

In the Work4Workers marketplace, contractors post details of the short-term jobs they need to fill quickly. Workers share their skill sets, availability and market. Our platform provides ratings to increase confidence in the information shared, and it matches workers with well-suited work.

Work4Workers is different from any existing solution. This is a bilingual marketplace to better meet the needs of Hispanc and Latino workers who represent more than 30 percent of this market. In addition, accounts are accessed with a cell phone number rather than with other identifying information that our competitors rely on but members of this community simply do not use. When competitors ask for email addresses or online profiles, it only shows that they do not understand this market.

Our solution is affordable through a subscription model with no expensive recruiter fees. Members can even earn subscription credits with higher levels of engagement and referrals.

As we bring this to the market, we'll activate our extensive industry network to launch, and then we'll accelerate adoption through a targeted referral program.

Our initial product has now been functionally defined and is currently in development. We're raising capital to fund deployment and marketplace awareness. We're planning our alpha launch this year followed by a national rollout next year, at which point we'll raise additional funds.

We invite you to invest in Work4Workers and help us build a thriving business while solving the biggest problem in the construction industry. Let's connect work and workers.